Exhibit 99.1

Vermilion Energy Inc. Announces Filing of Annual Information Form and Annual Report

CALGARY, March 8, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX - VET) announces the filing of its Annual Information Form ("AIF") for the year ended December 31, 2012 on the System for Electronic Document Analysis and Retrieval ("SEDAR").  The AIF contains Vermilion's Statement of Reserves Data and Other Oil and Gas Information as required under National Instrument 51-101.  Vermilion has also filed its Annual Report which includes its audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2012, copies of which have also been separately filed on SEDAR.

These documents can be found on the SEDAR website at www.sedar.com and also on the Company's website at http://www.vermilionenergy.com/ir/financialreports/financialreportscurrent.cfm

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, the broader European region and Australia. Vermilion's business model targets annual growth of approximately 5% together with providing reliable and growing dividends.  Vermilion is targeting annual growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.20 per share, which provides a current yield of approximately 5%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion has an 18 year history of consistent strong returns and market outperformance. Vermilion trades on the Toronto Stock Exchange and, effective March 12, 2013, on the NYSE (both under the ticker symbol "VET").

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO;
Anthony Marino, Executive VP & COO;
Curtis W. Hicks, C.A., Executive VP & CFO;
and/or Dean Morrison, Director - Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:31e 08-MAR-13